Exhibit 3.7
CERTIFICATE OF FORMATION
OF
ACCO EUROPE FINANCE HOLDINGS, LLC
     This Certificate of Formation is being executed for the purpose of forming a limited liability company pursuant to the Delaware Limited Liability Company Act (6 Del. Code § 18-101 et. seq.).
     FIRST: The name of the limited liability company is ACCO Europe Finance Holdings, LLC.
     SECOND: The address of its registered office in the State of Delaware is 2711 Centerville Road, Suite 400 in the City of Wilmington, DE 19808. The name of its Registered Agent at such address is Corporation Service Company.
     IN WITHNESS WHEREOF, the undersigned has executed this Certificate of Formation this 1st day of July, 2005.

ACCO WORLD CORPORATION

By:	/s/ Lauren S. Tashma

Lauren S. Tashma, Assistant Secretary